SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 August 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 August 2016 re: EBA STRESS TEST RE-AFFIRMS STRONG CAPITAL POSITON

29 July 2016

EBA STRESS TEST RE-AFFIRMS STRONG CAPITAL POSITON OF LLOYDS BANKING GROUP
Lloyds Banking Group plc (the 'Group'), together with 51 other financial institutions across Europe has been subject to the 2016 EU-wide stress test conducted by the European Banking Authority (the 'EBA'). The stress test does not contain a pass/fail threshold but is instead designed to be used as an input into the supervisory review process by assessing banks' ability to meet applicable capital requirements under stressed conditions.

Result of the stress test
The Group's estimated CET1 ratio, using the CRDIV transitional rules as implemented in the UK by the PRA, starts at a pro-forma CET1 ratio of 13.0 per cent as at December 2015 and in the EBA Adverse scenario the forecast ratio is 10.1 per cent as at December 2018. The Group's result on a fully loaded basis remains a CET1 ratio of 10.1 per cent in 2018. At the same time the Group's fully loaded leverage ratio moves from 5.2 per cent to 4.6 per cent.

These results are significantly above the Group's minimum capital requirements. This outcome reflects the de-risking undertaken and re-affirms the strong capital and balance sheet position of the Group.

The results of the PRA stress test will be disclosed later on in the year. There are material methodology differences to the EBA stress test which uses a prescribed and standardised methodology and is based on a static balance sheet as at December 2015. This significantly limits the ability to draw direct comparisons between the two exercises.

Further details
Further details with respect to the Group's financial performance and future business strategy were provided on 28 July at the 2016 Half-Year Results announcement.

The detailed results of the stress test in relation to all participating banks under the baseline and adverse scenarios are published on the EBA website. The disclosure tables are based on the common format provided by the EBA.

Notes to Editors
Details of the EBA prescribed methodology for the stress test can be found at: [http://www.eba.europa.eu/-/eba-launches-2016-eu-wide-stress-test-exercise].

The methodology includes a number of conditions and assumptions which are not reflected in the PRA stress. Examples include:

●    Assumption of a static balance sheet (i.e. total assets remain at 2015 level)
●    Net Interest Income capped at 2015 levels, as well as caps on new business pricing
●    Market risk shock floor based on historical volatility and inability to recover in outer years
●    Costs floored at 2015 levels, subject to the exclusion of agreed one-offs (TSB)

Fully loaded rules have been published to assist in the comparability of results but it should be noted that there still exist differences between UK and European versions of fully loaded.

Results are published in Euros and so the stress forecasts, per the EBA methodology, are translated at a constant exchange rate as of 31 December 2015 of 1.36249.

Neither the baseline scenario nor the adverse scenario illustrated in the templates should in any way be construed as a forecast, or be directly compared to other information published by the Group. These results do not take into account future business strategies and management actions and is not a predictor of future financial outcomes.

- END -

For further information:

Investor Relations
Andrew Downey                                                                    +44 (0)20 7356 2334
Director of Investor Relations
andrew.downey@finance.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

Shella Ali                                                                                +44 (0) 20 7356 2017
Corporate Media Relations Manager
shella.ali@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of an exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 August 2016